Exhibit 99.1

KANZHUN LIMITED Announces Results of Annual General Meeting

BEIJING, June 28, 2024 — KANZHUN LIMITED (“BOSS Zhipin” or the “Company”) (Nasdaq: BZ; HKEX: 2076), a leading online recruitment platform in China, today announced that each of the proposed resolutions submitted for shareholders’ approval (the “Proposed Resolutions”) as set forth in the notice of annual general meeting dated May 22, 2024 has been adopted at the annual general meeting (the “AGM”) held in Beijing, China today.

After the adoption of the Proposed Resolutions, all corporate authorizations and actions contemplated thereunder are approved, including, among other things, that (i) each of Mr. Peng Zhao, Mr. Tao Zhang and Ms. Xiehua Wang is re-elected as an executive director of the Company and each of Mr. Yan Li and Ms. Mengyuan Dong is re-elected as an independent non-executive director of the Company, and (ii) the directors of the Company are granted a general unconditional mandate to allot, issue and deal with additional Class A ordinary shares (including any sale and/or transfer of treasury shares) and a general unconditional mandate to purchase the Company’s own shares and/or ADSs, respectively, on the terms and in the periods as set out in the notice of the AGM.

About KANZHUN LIMITED

KANZHUN LIMITED operates the leading online recruitment platform BOSS Zhipin in China. The Company connects job seekers and enterprise users in an efficient and seamless manner through its highly interactive mobile app, a transformative product that promotes two-way communication, focuses on intelligent recommendations, and creates new scenarios in the online recruiting process. Benefiting from its large and diverse user base, BOSS Zhipin has developed powerful network effects to deliver higher recruitment efficiency and drive rapid expansion.

For investor and media inquiries, please contact:

KANZHUN LIMITED

Investor Relations

Email: ir@kanzhun.com

PIACENTE FINANCIAL COMMUNICATIONS

Email: kanzhun@tpg-ir.com

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